

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 14, 2010

Mr. Bayo Odunuga
Chief Executive Officer
AsherXino Corporation
5847 San Felipe Street, 17th Floor
Houston, TX 77002

      Re: **AsherXino Corporation**
             Form 10, Amendment No. 3 filed December 16, 2009
             Response Letter Dated December 16, 2009
             File No. 0-10965

Dear Mr. Odunuga:

      We have reviewed your filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10, Amendment No. 3 filed December 16, 2009

Interim Financial Statements

Note 1 - Historical Business Operations and Significant Accounting Policies

1.   We understand from your response to prior comment one that you have adopted the full cost method of accounting for your oil and gas activities. Please add an accounting policy note describing your application of this methodology, including the ceiling test. We suggest that you read the guidance in Rule 4-10(c) of Regulation S-X in formulating your disclosure. Similar disclosure should be made in your periodic reports.

<u>Engineering Comment</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

<u>YEAR 1 (Project Phase 1) – Authorization For Expenditure (AFE), page 13</u>

2.   Your schedules do not include future dates for the various scenario activities listed. We had requested these dates in comment 8 of our October 23, 2009 letter. Also, we had asked for an explanation of timing in comment 2 of our December 4, 1009 letter. Please amend your document to include the dates and durations that correspond to each of these activities, including those labeled "Pre-Day 1". You may discuss this with us for guidance prior to your written response. Alternatively, you may include the uncertainty of timing for these scenarios and phases in your risk factors.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or Anne Nguyen Parker at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: Gerald Niesar, Esq. – Niesar Whyte & Vestal LLP
         via facsimile (415) 882-5400